Owners and Executive Officers

Direct Owners & Officers	Indirect Owners

The owners/officers listed below are reported on your firm's Form BD. The displayed information is current as of the previous day. If it is no longer accurate, your firm should amend your Form BD through Web CRD. **Click here to amend Form BD**

Full Legal Name	Status	Status Acquired	Entity in which Interest is Owned	Percent Ownership	Control Person	Public Reporting Company
Individual						
No Information Available.						
Domestic Entity						
UBS AMERICAS HOLDING LLC	SHAREHOLDER	08/01/2015	UBS AMERICAS INC.	75% or more	Yes	No
Foreign Entity						
UBS AG	SHAREHOLDER	11/01/2000	UBS AMERICAS INC.	25% but less than 50%	Yes	No
UBS GROUP AG	SHAREHOLDER	11/01/2014	UBS AG	75% or more	Yes	Yes